January 18, 2006

                                        [GRAPHIC OMITTED]
VIA EDGAR AND FEDERAL EXPRESS           Roger D. Linn
-----------------------------           916.558.6064 DIRECT
                                        rlinn@weintraub.com

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention:        Anita Karu
                  Mail Stop 3561

RE:      LONGFOOT COMMUNICATIONS CORP.
         REGISTRATION STATEMENT ON FORM SB-2
         FILED DECEMBER 2, 2005
         FILE NO. 333-130110

Dear Ms. Karu:

         On behalf of Longfoot Communications Corp., a Delaware corporation ("LONGFOOT" or the "COMPANY"), we are responding to the comments in the letter from you dated December 28, 2005 relating to the above referenced registration statement filed by Longfoot. The responses below were provided by Longfoot and have been numbered to correspond with the comments in your December 28, 2005 letter.

General
-------

COMMENT 1:

         Your disclosure indicates that you are a development stage media company primarily focused on obtaining, developing and operating radio and low power television stations. You indicate that from inception through September 30, 2005 you have not commenced operating any LPTV or radio stations nor have you generated any advertising or other operating revenues. It therefore appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration

















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Securities and Exchange Commission
Division of Corporate Finance
January 18, 2006
Page 2


statement to comply with Rule 419 of Regulation C or provide us with an explanation why Rule 419 does not apply.

RESPONSE TO COMMENT 1

         The Company is not a "blank check" company and we firmly believe that Rule 419 is inapplicable. Rule 419(a)(2)(i) defines a blank check company as a "development stage company that has no specific business plan or purpose or has indicated its business plan is to engage in a merger or acquisition with an unidentified company or companies... ."

         The registration statement describes in great and comprehensive detail the activities undertaken by Longfoot over period of time that predates the filing as part of a process of implementing a bonafide business plan to develop and operate low power television stations (LPTV) and/or radio stations. The Company has no current plans nor has it disclosed any current plans to merge or acquire any other companies either identified or unidentified. However, in order to further substantiate the fact that the Company is not a "blank check company" we wish to point out the following information.

         The Company was formed in July of 2004 with the specific business plan to acquire construction permits to develop LPTV and radio stations or acquire existing LPTV or radio stations in various parts of the United States. Since that time, the Company has for almost 18 months been actively pursuing its business plan including:

         o    bidding for several FM radio station licenses in November of 2004,
         o negotiating the purchase of an LPTV construction permit for Mammoth Lakes, California in December of 2004,
         o negotiating to obtain a right of first refusal for an AM radio station in Desert Hot Springs, California in 2005 and
         o acquiring FCC construction permits for three LPTV stations in October of 2005.

         Arthur Lyons, President and chief executive officer of Longfoot Communications Corp., has been working on the Company's behalf since its inception in July of 2004. The Company also retained Mr. Dan Alpert, based in Washington, DC, as its FCC counsel, and utilized the services of Sim and Justin Farar in order to carry forward the Company's















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Securities and Exchange Commission
Division of Corporate Finance
January 18, 2006
Page 3


business plan. The Company has expended over $15,000 in pursuing various LPTV and radio station opportunities and has agreed to pay $35,000 to acquire the construction permits for three LPTV stations. The Company has also recognized, as of September 30, 2005, almost $9,000 of unpaid services rendered on the Company's behalf.

         In December of 2005, the Company  retained three  engineering  firms to
(i) determine the precise studio and broadcasting equipment required by each of the three LPTV stations to be developed, (ii) to determine the proper placement of the antenna and transmitter for each of the three LPTV stations and to (iii) design and install the broadcasting facilities for each of the LPTV stations.

         In addition, the Company is currently

         o continuing its negotiations to acquire a right of first refusal to acquire an AM radio station in Desert Hot Springs;
         o preparing to bid on additional radio/television station construction permits in upcoming FCC auctions;
         o evaluating the acquisition of one or more inactive stations which still have valid FCC licenses; and
         o in early negotiations to possibly purchase an operating LPTV station in El Centro, California.

We believe that these latter activities do not currently rise to a level warranting inclusion in the prospectus, however, we feel that these disclosures are worth sharing with the staff on a supplemental basis so as to provide a more complete picture of a young but active development stage company that is diligently pursuing its business plan.

         The proceeds to be raised in this Offering will be used specifically to further the Company's business plan of developing and acquiring LPTV and/or radio stations. Both Sim Farar (a consultant to the Company) and Justin Farar (vice president of the Company) have specific prior profitable experience in acquiring, developing and operating an LPTV station.




















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Securities and Exchange Commission
Division of Corporate Finance
January 18, 2006
Page 4


         By way of summary, Longfoot Communications Corp. has assembled a team of officers and advisors particularly suited to achieving its stated business plans including

         o an experienced FCC attorney, a CFO with 40 years of public accounting experience,
         o two board members (Messrs. Brehm and Grunfeld) who have extensive experience working with development stage companies, and
         o    a CEO who has run his own businesses over the last 30 years.

Taken together, we believe the foregoing information clearly substantiates the fact that the Company is not a blank check company as defined under Rule 419. Consequently, the Company has not revised its prospectus to indicate that the Company is or ever has been a blank check company.

COMMENT 2:

         Please revise throughout the filing to consistently reflect your lack of operations and the uncertainty facing your company. For example, you discuss in detail FCC laws and regulations that would pertain to you if you were in fact operating a station, however, you have not yet constructed, acquired or operated one. Please revise.

RESPONSE TO COMMENT 2

         As requested, we have revised the prospectus in several places to reflect the fact that the Company has no current operating stations and is therefore not generating current revenues. For example please see pages 1, 16, 21, 22 and 25 of the amended prospectus. In addition, we have added a new risk factor on page 6 to specifically address the lack of operations and revenues.

COMMENT 3:

         You state in your Plan of Distribution section that your officers and directors will rely on the safe harbor from broker dealer registration set out in Rule 3a4-1 under the Securities Exchange Act in connection with their participation in this best efforts self-

















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Securities and Exchange Commission
Division of Corporate Finance
January 18, 2006
Page 5


underwritten offering. Please provide us with a detailed explanation as to why your officers and directors satisfy the requirements of this rule. Also tell us if an officer or director could receive a finder's fee. We may have further comments.

RESPONSE TO COMMENT 3

         The officers of the Company who will be involved in the offer and sale of the shares pursuant to the prospectus will be Arthur Lyons and Justin Farar. Each of these individuals is deemed to be an associated person of the issuer. None is deemed to be a broker in that none of the individuals has been or is subject to any statutory disqualification; none of the above-named individuals will be compensated in connection with his participation by the payment of commissions or other remuneration based directly or indirectly on the sale of securities; and none of the above-named individuals is associated with any person  who is a  broker  or  dealer.  In  addition,  each  of  the  above-named individuals currently performs and is expected to continue to perform substantial duties on behalf of the Company other than with regard to their activities in connection with the sale of securities. Furthermore, each of the above-named individuals has not been or has not been associated with a broker or dealer in the proceeding 12 months and none of the above-named individuals has participated in the offering of securities for any other issuer more than once in the previous 12 months.

         Consequently, we believe that each of the above-named individuals satisfies the requirements of Rule 3a4-1(a)(1), (2), (3) and (4)(ii). None of the Company's officers or directors will receive a finder's fee in conjunction with this Offering.

Inside Facing Page
------------------

COMMENT 4:

         Please eliminate "as amended" from footnote (1) as it is unnecessary. Also, please eliminate the parenthetical ("Securities Act"). This defined entity is clear from context. In addition, please avoid elsewhere in your registration statement defined terms that are clear from context, such as "FCC."
















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Securities and Exchange Commission
Division of Corporate Finance
January 18, 2006
Page 6


RESPONSE TO COMMENT 4

         We have eliminated the "as amended" and the parenthetical ("Securities Act") from the inside facing page. In addition, we have eliminated the parenthetical ("FCC") previously appearing in the prospectus summary on page 1.

Front Cover Page of Prospectus
------------------------------

COMMENT 5:

         We note the paragraph beginning with "The information in this prospectus is not complete..." above the dotted lines on your prospectus cover page. The location of this disclosure is not clear. This disclosure should appear on the prospectus cover page to the extent it is not already, rather than on the registration statement facing page. Please advise or revise.


RESPONSE TO COMMENT 5

         The noted paragraph appears on the cover page of the prospectus in the printed Word version of the prospectus.

COMMENT 6:

         We note that your offering will be self-underwritten and there is no minimum amount of shares that must be sold. After the second sentence in your first paragraph, please insert a new sentence that discloses that because there is no minimum amount of shares that must be sold, you may receive no proceeds or very minimal proceeds from the offering.

RESPONSE TO COMMENT 6

         The Company has determined to raise the maximum offering amount to 1,200,000 shares ($300,000) and to establish a minimum offering of 400,000 shares ($100,000).


















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Securities and Exchange Commission
Division of Corporate Finance
January 18, 2006
Page 7


Consequently, the first paragraph on the cover page of the prospectus as well as elsewhere in the prospectus has been revised to disclose the minimum-maximum offering. As a result of the revised offering structure, the offering will not close unless and until a minimum of $100,000 of proceeds has been raised.

COMMENT 7:

         Please consider these comments, as applicable, in connection with the Outside Back Cover Page of the Prospectus.

RESPONSE TO COMMENT 7

         Similar revisions as reflected in the Response to Comment No. 6 above have been made to the back cover page of the prospectus.

Business, page 1
----------------

COMMENT 8

         Revise the last sentence to delete any reference to operating the stations since they are construction permits only. Indicate, if true, that transfer from the FCC is not complete and that any operations are tentative. Further, indicate that each of the licenses expires in less than 18 months without an operating station and that further licensing is required before that event.

RESPONSE TO COMMENT 8

         We have revised the paragraph appearing under the heading Business on page 1 to clarify that we have no operating stations and are only in the process of developing our first three LPTV stations. In addition, the section has been expanded to refer to the expiration dates of the current LPTV construction permits and to disclose the need to obtain a broadcasting license before a station can become operational. We have also updated the disclosure appearing on page 20 regarding the FCC's approval to the transfer of the three LPTV construction permits to the Company's subsidiary, Village Broadcasting Corp.

















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Securities and Exchange Commission
Division of Corporate Finance
January 18, 2006
Page 8


The Offering, page 1
--------------------

COMMENT 9

         Following "After the Offering (assuming the sale of all shares offered herein)," please add a separate paragraph that discloses that, if all the shares are sold, your executive officers and directors will hold 80% of your shares, and as a result, will continue to exercise control over the company.

RESPONSE TO COMMENT 9

         A new sentence appearing in the section "Risk Factors" on page 2 under the heading The Offering has now been added disclosing the fact the current stockholders will continue to own at least 71% of the outstanding shares of Longfoot if the maximum offering amount is achieved.

COMMENT 10:

         In an appropriately captioned paragraph, please indicate that the offering will terminate 90 days from the date of the prospectus, unless extended for an additional 90 days in your sole discretion.

RESPONSE TO COMMENT 10

         A new caption "Term of Offering:" under the heading The Offering has been added to indicate the expected offering period.

COMMENT 11:

         In addition, please add a separate paragraph which indicates the absence of a public market for the common shares and briefly explains how the absence of a public market impacts liquidity.





















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Securities and Exchange Commission
Division of Corporate Finance
January 18, 2006
Page 9


RESPONSE TO COMMENT 11

         A new captioned paragraph "Public Trading Market for Securities Offered:" under the heading The Offering has been added to indicate the absence of any public market for the common shares being offered.

Risk Factors, page 4
--------------------

COMMENT 12:

         Please generally review your risk factor captions to ensure they do not merely state facts, but rather describe the risk in concrete terms. Also, please avoid the generic conclusion that a particular risk would "adversely affect" your business or revenues. Revise, for example, the captions to risk factors 3, 4 and 7.

RESPONSE TO COMMENT 12:

         We have reviewed the various risk factor captions and have revised several captions to more accurately describe the risk in concrete terms and to avoid the use of generic conclusions.

Use of Proceeds, page 10
------------------------

COMMENT 13:

         Please ensure that the disclosure accompanying the tabular presentation clarifies that: (i) the offering is on a "best-efforts" basis, (ii) the three scenarios presented are for illustrative purposes only, and (iii) the actual amount of proceeds, if any, may differ.

RESPONSE TO COMMENT 13

         The Use of Proceeds section has been revised to refer to the new "minimum-maximum" basis for this offering. The three scenarios presented have been revised to reflect the minimum offering amount (400,000 shares), an interim offering amount















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Securities and Exchange Commission
Division of Corporate Finance
January 18, 2006
Page 10


(800,000 shares) and the maximum offering amount (1,200,000) shares and to indicate that such scenarios are provided for illustrative purposes only. Furthermore, the first paragraph under this section has been expanded to indicate that the actual amounts of proceeds realized may differ from the three scenarios presented.

COMMENT 14:

         Please revise to clarify the priority of use for any net proceeds.

RESPONSE TO COMMENT 14

         The second to last paragraph appearing under the Use of Proceeds section has been expanded at page 11 to clarify the priority of the intended uses of the net proceeds raised in this offering.

Determination of Offering Price, page 11
----------------------------------------

COMMENT 15:

         You indicate that in determining the number of shares to be offered and the offering price you took into consideration your capital structure and the amount of money you would need to implement your business plans. Please explain "capital structure."

RESPONSE TO COMMENT 15

         The section Determination of Offering Price on page 11 has been expanded to clarify the term "capital structure" as used in determining the offering price of the shares.

COMMENT 16:

         For each factor you cite, briefly explain how these factors affected your determination of the offering price. Please see Item 505 of Regulation S-B.


















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Securities and Exchange Commission
Division of Corporate Finance
January 18, 2006
Page 11


RESPONSE TO COMMENT 16

         The section Determination of Offering Price has been expanded to briefly explain how the various factors were considered by the Company in determining the offering price of the shares.

Dilution of the Price You Pay For Your Shares, page 11
------------------------------------------------------

COMMENT 17:

         Please revise the per share amounts to be rounded to the nearest whole cent.

RESPONSE TO COMMENT 17

         The per share amounts appearing in this section have been rounded to the nearest whole cent as requested.

COMMENT 18:

         Please provide a tabular presentation showing the cash price per share, aggregate cash contribution and percentage of the total capital after the offering paid by your existing shareholders compared to the cash contributions of the purchasers in this offering. Refer to Item 506 of Regulation S-B.

RESPONSE TO COMMENT 18

         A new tabular presentation showing the aggregate cash contributions and percentages of stock ownership by new investors and current stockholders has been added at page 12.























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Securities and Exchange Commission
Division of Corporate Finance
January 18, 2006
Page 12


Plan of Distribution, page 12
-----------------------------

COMMENT 19:

         Please alert investors at the beginning of this section that there is currently no market for any of your shares, and that you cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for your securities may be sustained even if developed.


RESPONSE TO COMMENT 19

         The first paragraph of this section has been added to disclose the lack of any trading market for the shares as well as the consequences to new investors resulting from the absence of any current trading market for the shares.

COMMENT 20:

         In this regard, please provide comprehensive disclosure as to how and when you expect to have your shares listed or traded. For example, we note you intend to have your common stock quoted on the OTC Bulletin Board. Disclose that a market maker must file an application on your behalf in order to make a market for your common stock. Clarify how long this takes and whether you have engaged a market maker to apply for quotation on the OTC Bulletin Board on your behalf. Explain what effect quotation on the OTC Bulletin Board will have on your liquidity.

RESPONSE TO COMMENT 20

         We have expanded the section Market for Common Equity and Related Stockholder Matters appearing at page 39 under the subsection "Market Information" to disclose when and how the Company plans to seek the listing of its shares on the OTC Bulletin Board.

















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Securities and Exchange Commission
Division of Corporate Finance
January 18, 2006
Page 13


COMMENT 21:

         Please explain clearly that under a "best efforts, no minimum" offering such as yours, there is no requirement that you sell a specified number of shares before the proceeds of the offering become available to you. Also, state that you may sell only a nominal amount of shares and receive minimal proceeds from this offering.

RESPONSE TO COMMENT 21

         This section has been revised to disclose the new "minimum-maximum" basis for this offering. As a result, a minimum of $100,000 must be raised in this offering in order for the offering to close.

COMMENT 22:

         You indicate that all cleared funds will be available to you following deposit into your bank account. Also indicate that the investor has no assurance that you will sell all or any part of the remaining shares offered in this transaction.

RESPONSE TO COMMENT 22

         This section has been revised to indicate that cleared funds will be available to the Company only if and when a minimum of 400,000 shares are sold in the offering. Until the Minimum Offering is achieved, all investor funds will be subject to refund without interest or deduction.

COMMENT 23:

         We note you have the right to extend the offering for an additional 90 days at your sole discretion. Please indicate if you also have the right to terminate the offering at any time in your sole discretion. If so, if there are specific events that may trigger a premature termination, please disclose those events. Provide similar disclosure regarding your right to reject subscriptions.



















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Securities and Exchange Commission
Division of Corporate Finance
January 18, 2006
Page 14


RESPONSE TO COMMENT 23

         This section has been expanded to indicate that the Company has the right to terminate the offering at any time in its sole discretion. However, there are no specific events which may trigger the Company's premature termination of the offering. In addition, this section now refers to the Company's right to reject all or any part of subscriptions received.

COMMENT 24:

         Please tell us whether you will engage in any electronic offer, sale or distribution of the units and describe the procedures to us. Also, tell us whether you have entered or intend to enter into any arrangements with a third party to host or access your prospectus on the internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that have appeared or may appear on their website.

RESPONSE TO COMMENT 24

         The Company does not intend to engage in any electronic offer, sale or distribution of the shares in this offering nor has the Company entered into any arrangement to have its prospectus hosted on the internet.

Business, page 14
-----------------

COMMENT 25:

         Please provide detailed information concerning your operations. This would include the status of any discussions with owners of LPTV or radio stations, consultants, providers of technical equipment, etc. Please include specific information regarding all activities to clearly describe the company's status. If no progress has been made, so state. This description may also need to be addressed in the risk factors section. Please clearly specify what steps you have taken to date, what steps you need to take to advance your

















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Securities and Exchange Commission
Division of Corporate Finance
January 18, 2006
Page 15


business and what is required to make those advancements. Also, expand your disclosure to address in more detail how you will fund your operations and how you will fund your capital requirements if proceeds from this offering fall short of expectations. We may have further comments based upon your revisions.

RESPONSE TO COMMENT 25

         The Business section has been expanded under a new subheading "Current Projects Under Development" to indicate the current status and the various steps taken to date to develop the three LPTV stations for which the Company currently owns the construction permits. Please see pages 19-20. In addition, the section Plan of Operations has been expanded at pages 29-30 to provide additional detail as to how the Company will finance the development of its first three LPTV stations.

LPTV Station Industry Overview, page 14
---------------------------------------

COMMENT 26:

         On this page you indicate there is no limit on the number of LPTV stations that may be owned by any one entity. Under Competition on page 19, you state that the FCC's multiple ownership rules have historically limited the number of stations that may be owned or controlled by a single entity in a given market. Please revise to eliminate this apparent inconsistency.

RESPONSE TO COMMENT 26

         The last paragraph under the subheading Competition has been revised to indicate that the FCC's multiple ownership rules do not apply to LPTV stations. Please see page 23.

Securities and Exchange Commission
Division of Corporate Finance
January 18, 2006
Page 16


Corporate History, page 19
--------------------------

COMMENT 27:

         If the FCC has acted on your application to transfer the three construction permits you acquired, please disclose.

RESPONSE TO COMMENT 27

         Updated information on the FCC's action on the Company's request to transfer the three construction permits appears under the section "Current Projects Under Development" at page 20. Also, please see new Exhibit 10.7.

Competition, page 21
--------------------

COMMENT 28:

         Please describe in further detail how you will carve out a niche market for yourself. Explain if you have any experience in the niche markets you describe.


RESPONSE TO COMMENT 28

         Further information regarding how the Company hopes to carve out niche markets for its LPTV stations appears in the last paragraph under the section "Current Projects Under Development" appearing at page 20. Both Sim Farar and Justin Farar have experience in serving these niche markets as further disclosed in Sim Farar's biographical disclosure appearing at page 34.

Securities and Exchange Commission
Division of Corporate Finance
January 18, 2006
Page 17


Management's Discussion and Analysis or Plan of Operations, page 28
-------------------------------------------------------------------

COMMENT 29:

         Since your offering is being completed on a best-efforts basis, please revise your disclosure to address how the company intends to satisfy its liquidity needs over the next twelve months under at least the three offering levels presented. Please see Item 303(a) of Regulation 2-B. Under each scenario, please ensure that you discuss in more detail the line item expenditures listed in the application of proceeds table on page 9.

RESPONSE TO COMMENT 29

         We have expanded the section under Plan of Operations to provide additional disclosure regarding how the Company intends to satisfy its liquidity needs given the possible amounts of proceeds expected to be realized from this offering. Please see pages 29-30.

COMMENT 30:

         Describe in further detail the steps you have taken in furtherance of your business plan as described on pages 26 and 27. Indicate the timeframe for each step you intend to take. If no progress has been made, so state.

RESONSE TO COMMENT 30


Additional disclosure regarding recent developments in the Company's business is set forth under the subsection "Current Projects Under Development" at pages 19-20. Please see also our response to Comment No. 1.

Securities and Exchange Commission
Division of Corporate Finance
January 18, 2006
Page 18


Description of Property, page 31
--------------------------------

COMMENT 31:

         Delete "also" in the 2nd paragraph.

RESPONSE TO COMMENT 31

         The deletion under the section Description of Property has been made as requested.

Directors, Executive Officers, Promoters and Control Persons, page 32

COMMENT 32:

         We suggest you place the biographies of your officers and directors in the order you present their names in the table.

RESPONSE TO COMMENT 32

         The biographies of the Company's officers and directors has been rearranged to follow the order set forth in the table first appearing under the section Directors, Executive Officers, Promoters and Controlled Persons. In addition, we have also included background information on Sim Farar who is currently a key consultant to the Company.

COMMENT 33:

         State the amount of time Mr. Lyons devotes to the affairs of the company.

RESPONSE TO COMMENT 33

         Arthur Lyons' background information has been expanded to indicate the amount of time he devotes to the affairs of the Company.

Securities and Exchange Commission
Division of Corporate Finance
January 18, 2006
Page 19


Stock Option Plan/Director's Compensation, page 36
--------------------------------------------------

COMMENT 34:

         Discuss the timeline for the intended stock option plan as well as director's compensation.

RESPONSE TO COMMENT 34

         The subsections Stock Option Plan and Directors' Compensation have both been expanded to indicate the approximate time that the Company hopes to adopt a stock option plan and commence paying its directors.

Certain Relationships and Related Transactions, page 38
-------------------------------------------------------

COMMENT 35:

         Indicate whether the transactions were and are on terms as favorable to the company as would be available from unaffiliated parties.

RESPONSE TO COMMENT 35

         The section Certain Relationships and Related Transactions has been expanded to disclose that the borrowing of operating funds from Mr. Sim Farar as well as the renting of the Company's executive offices from a related party, Trifar Investment Company, were each made on terms deemed favorable to the Company.

Where You Can Find More Information, page 41
--------------------------------------------

COMMENT 36:

         Please revise to refer only to our new address at 100 F Street, N.E., Washington, D.C. 20549.

Securities and Exchange Commission
Division of Corporate Finance
January 18, 2006
Page 20


RESPONSE TO COMMENT 36

         The section Where You Can Find More Information has been revised to refer to only the address at 100 F Street for the SEC.

Financial Statements, page F-1
------------------------------

Statement of Stockholders' Equity, page F-4
-------------------------------------------

COMMENT 37:

         Please revise to disclose the price per share for each issuance of common stock. Refer to paragraph 11.d.2 of SFAS 7.

RESPONSE TO COMMENT 37

         The Statement of Stockholders Equity appearing at page F-4 has been revised to provide price per share information.

Statements of Cash Flows, page F-5
----------------------------------

COMMENT 38:

         Please revise to present the amounts paid and received in connection with related party loans on a gross rather than net basis. Refer to paragraphs 8, 11 and 13 of SFAS 95.

RESPONSE TO COMMENT 38

         The Statements of Cash Flows appearing on page F-5 have been expanded to present amounts paid and received in connection with related party loans.

Securities and Exchange Commission
Division of Corporate Finance
January 18, 2006
Page 21


Note 2. Significant Accounting Policies, page F-6
-------------------------------------------------

COMMENT 39:

         In the last sentence of the second to last paragraph in Note 2 on page F-8 it is unclear what you are trying to say regarding the potential future impact of EITTF 05-6 on your financial statements. Please clarify.

RESPONSE TO COMMENT 39

         The last sentence appearing in the second to last paragraph under Note 2 to the financial statements on page F-8 has been deleted.

Recent Sales of Unregistered Securities, page II-2

COMMENT 40:

         Please identify the five individuals to whom you issued 2,900,000 shares of common stock in September 2005.

RESPONSE TO COMMENT 40

         Item 26 under Part II of the registration statement has been expanded to identify the five investors referred to in the second paragraph as officers and directors of the Company or persons related to officers and directors of the Company. For the staff's information, the five investors are listed in the stockholder table appearing on page 37 and include each of the listed stockholders with the exception of Arthur Lyons.

Securities and Exchange Commission
Division of Corporate Finance
January 18, 2006
Page 22


Exhibits, page II-2
-------------------

COMMENT 41:

         We note your opinion of counsel will be filed by amendment. Please allow sufficient time for our review prior to any request for acceleration of the registration statement.

RESPONSE TO COMMENT 41

         Our opinion of counsel is now included as Exhibit 5.1 to the Company's amended registration statement.

Undertakings, page II-3
-----------------------

COMMENT 42:

         In your amended filing, please revise to include the new undertakings that became required on December 1, 2005. Please see Questions 3 through 6 in Securities Offering Reform Transition Questions and Answers, which is available on our web site at http://www.sec.gov/divisions/corpfin/transitionfaq.htm. Please see new Item 512(a)(4) and 512(g) of Regulation S-B, which were adopted in Securities Offering Reform, Release No. 33-8591 (July 19, 2005), which is available on our web site http://www.sec.gov/rules/final/33-8591fr.pdf.

RESPONSE TO COMMENT 42

         The undertakings appearing under Item 28 have been expanded to include the new undertakings required by Item 512(a)(4) and 512(g) of Regulation S-B.

Securities and Exchange Commission
Division of Corporate Finance
January 18, 2006
Page 23


Signatures, page II-6
---------------------

COMMENT 43:

         Your principal financial officer must also sign your registration statement. Any officer that occupies more than one capacity must indicate each in which he signs.

RESPONSE TO COMMENT 43

         The signature page to the registration statement has been expanded to identify Jack Brehm as the Company's principal financial officer in addition to his other positions with the Company.

Conclusion
----------

In addition to a copy of this comment letter and the Company's amended SB-2 Registration Statement being filed through the EDGAR system, a copy of this comment letter along with a marked copy of the Company's Amended SB-2 Registration Statement showing the changes made pursuant to the staff's comments have been filed directly with the staff in order to expedite your review.

Please feel free to contact the undersigned if you should have any further questions or comments regarding the responses to the staff's comment letter of December 28, 2005.

Very truly yours,

weintraub genshlea chediak
LAW CORPORATION

/s/ ROGER D. LINN
Roger D. Linn

RDL:dmg
cc:      Justin Farar